SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

TKK SYMPHONY ACQUISITION CORPORATION

(Name of Subject Company (Issuer) and (Name of Filing Person (Issuer))

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G88950103

(CUSIP Number of Class of Securities)

c/o Texas Kang Kai Capital Management (Hong Kong) Limited

2039, 2/F United Center,

95 Queensway Admiralty, Hong Kong

+852 6212 8493

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 370-1300

CALCULATION OF FILING FEE

Transaction Value: $257,000,000*	Amount of Filing Fee: $33,358.60**

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 25,000,000 outstanding ordinary shares of TKK Symphony Acquisition Corporation, par value $0.0001 per share, at the tender offer price of $10.28 per share.

**	The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $129.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $33,358.60	Filing Party: TKK Symphony Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed: October 17, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4

☐	Going-private transaction subject to Rule 13e-4

☐	Amendment to Schedule 13D under Rule 13d-2

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

This Amendment No. 9 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by TKK Symphony Acquisition Corporation, a Cayman Islands exempted company (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 17, 2019, as amended (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase up to 25,000,000 ordinary shares, par value $0.0001 per share (the “Shares”) at a price of $10.28 per Share and a contingent cash payment equal to a pro rata portion of any additional accrued interest remaining in the Company’s trust account in excess of $10.28 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Second Amended and Restated Offer to Purchase, dated January 3, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(D) and (a)(1)(B), respectively. This Amendment is being filed on behalf of the Company. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(T)	Press release issued by the Company regarding extension of the Offer on January 23, 2020.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TKK SYMPHONY ACQUISITION CORPORATION

/s/ Sing Wang
Name:	Sing Wang
Title:	Chief Executive Officer

Dated: January 23, 2020

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated October 17, 2019.
(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)*	Amended and Restated Offer to Purchase, dated December 12, 2019
(a)(1)(D)*	Second Amended and Restated Offer to Purchase, dated January 3, 2020
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)*	Press release, dated October 17, 2019.
(a)(5)(B)*	Press release, dated November 15, 2019.
a(5)(C)*	Articles of Association of Glory Star New Media Group Limited
a(5)(D)*	Memorandum of Association of Glory Star New Media Group Limited.
a(5)(E)*	Master Exclusive Service Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd. and Horgos Glory Star Media Co., Ltd.
a(5)(F)*	Business Cooperation Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Horgos Glory Star Media Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao, Xiao Jiancong, Liang Xianhong and Everest Venture Capital Investment Co., Ltd.
a(5)(G)*	Exclusive Option Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Horgos Glory Star Media Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao, Xiao Jiancong, Liang Xianhong and Everest Venture Capital Investment Co., Ltd.
a(5)(H)*	Share Pledge Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Horgos Glory Star Media Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao, Xiao Jiancong, Liang Xianhong and Everest Venture Capital Investment Co., Ltd.
a(5)(I)*	Proxy Agreement and Power of Attorney dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Horgos Glory Star Media Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao, Xiao Jiancong, Liang Xianhong and Everest Venture Capital Investment Co., Ltd.
a(5)(J)*	Master Exclusive Service Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd. and Xing Cui Can International Media (Beijing) Co., Ltd.
a(5)(K)*	Business Cooperation Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao and Xiao Jiancong.
a(5)(L)*	Exclusive Option Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao and Xiao Jiancong.
a(5)(M)*	Share Pledge Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao and Xiao Jiancong.
a(5)(N)*	Proxy Agreement and Power of Attorney dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao and Xiao Jiancong.
a(5)(O)*	Confirmation and Guarantee Letter from Zhang Yinghao, Lin Hui, Zhang Bing, Zhang Ran, Zhang Ronghui, Liang Xianhong, Xiao Jiancong, He Yixing, Li Hanying, Jin Hui and Lu Jia.
a(5)(P)*	Spousal Consent from Li Yao, Wu Meiyu, Fu Ye, Liu Hong, Zhao Yanping, Ma Haiying, Zhou Zhangcan, Liu Huijun, and Guo Pingning
(a)(5)(Q)*	Press release issued by the Company regarding extension of the Offer on December 2, 2019.

(a)(5)(R)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 filed with the Securities and Exchange Commission on November 14, 2019).
(a)(5)(S)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 filed with the Securities and Exchange Commission on August 14, 2019).
(a)(5)(T)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 filed with the Securities and Exchange Commission on May 15, 2019).
(a)(5)(U)	Annual Report on Form 10-K for the year ended December 31, 2018 (incorporated by reference to the Quarterly Report on Form 10-K for the year ended December 31, 2018 filed with the Securities and Exchange Commission on March 11, 2019).
(a)(5)(V)*	Press release issued by the Company regarding extension of the Offer on December 16, 2019.
(a)(5)(W)*	Press release issued by the Company regarding extension of the Offer on January 3, 2020.
(a)(5)(X)*	Press release issued by the Company regarding extension of the Offer on January 13, 2020.
(a)(5)(T)**	Press release issued by the Company regarding extension of the Offer on January 23, 2020.
(b)	Not applicable.
(d)(1)	Underwriting Agreement, dated August 15, 2018, by and among TKK Symphony Acquisition Corporation and the representatives of the several underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(2)	Amended and Restated Memorandum and Article of Association (incorporated by reference to Exhibit 3.1 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(3)	Warrant Agreement, dated August 15, 2018, by and between TKK Symphony Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(4)	Rights Agreement, dated August 15, 2018, by and between TKK Symphony Acquisition Corporation and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.2 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(5)	Investment Management Trust Agreement, dated August 15, 2018, by and between the TKK Symphony Acquisition Corporation and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(6)	Registration Rights Agreement, dated August 15, 2018, by and among TKK Symphony Acquisition Corporation, TKK Symphony Sponsor 1, and the holders party thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(7)	Share Escrow Agreement, dated August 15, 2018, by and among TKK Symphony Acquisition Corporation, the holders party thereto and Continental Stock Transfer & Trust Company, as escrow agent (incorporated by reference to Exhibit 10.3 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(8)	Warrant Subscription Agreement, dated August 15, 2018, by and between TKK Symphony Acquisition Corporation and Giant Fortune International Limited (incorporated by reference to Exhibit 10.4 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(9)	Letter Agreement, dated August 15, 2018, by and between TKK Symphony Acquisition Corporation and TKK Symphony Sponsor I (incorporated by reference to Exhibit 10.5 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(10)	Letter Agreement, dated August 15, 2018, by and between TKK Symphony Acquisition Corporation and TKK Capital Holding (incorporated by reference to Exhibit 10.6 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(11)	Letter Agreement, dated August 15, 2018, by and among TKK Symphony Acquisition Corporation, Sing Wang, Ian Lee, Ronald Issen, Joanne Ng, James Hemowitz, Stephen Markschied, Zhe Zhang, Huang Po Wan and Tham Kit Wan (incorporated by reference to Exhibit 10.7 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(12)	Share Exchange Agreement, dated as of September 6, 2019, by and among TKK Symphony Acquisition Corporation, Glory Star New Media Group Limited, Glory Star New Media (Beijing) Technology Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Horgos Glory Star Media Co., Ltd., each of Glory Star New Media Group Limited’s shareholders, TKK Symphony Sponsor 1, in the capacity as the Purchaser Representative, and Zhang Bing, in the capacity as the Seller Representative (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by TKK Symphony Acquisition Corporation, on September 12, 2019).

(d)(13)	Registration Rights Agreement, dated as of September 6, 2019, by and among TKK Symphony Acquisition Corporation, TKK Symphony Sponsor 1, in the capacity as the Purchaser Representative, and shareholders of Glory Star New Media Group Limited named as Investors therein (incorporated by reference to Exhibit 10.2 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on September 12, 2019).
(d)(14)	Form of Lock-Up Agreement, by and among TKK Symphony Acquisition Corporation, TKK Symphony Sponsor 1, in the capacity as the Purchaser Representative, and shareholders of Glory Star New Media Group Limited (incorporated by reference to Exhibit 10.3 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on September 12, 2019).
(d)(15)	Unsecured Promissory Note, dated as of September 6, 2019, issued by TKK Symphony Acquisition Corporation to TKK Symphony Sponsor 1 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by TKK Symphony Acquisition Corporation, on September 12, 2019).
(g)	Not applicable.
(h)	Not applicable.
(d)(10)	Letter Agreement, dated August 15, 2018, by and between TKK Symphony Acquisition Corporation and TKK Capital Holding (incorporated by reference to Exhibit 10.6 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(11)	Letter Agreement, dated August 15, 2018, by and among TKK Symphony Acquisition Corporation, Sing Wang, Ian Lee, Ronald Issen, Joanne Ng, James Hemowitz, Stephen Markschied, Zhe Zhang, Huang Po Wan and Tham Kit Wan (incorporated by reference to Exhibit 10.7 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(12)	Share Exchange Agreement, dated as of September 6, 2019, by and among TKK Symphony Acquisition Corporation, Glory Star New Media Group Limited, Glory Star New Media (Beijing) Technology Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Horgos Glory Star Media Co., Ltd., each of Glory Star New Media Group Limited’s shareholders, TKK Symphony Sponsor 1, in the capacity as the Purchaser Representative, and Zhang Bing, in the capacity as the Seller Representative (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by TKK Symphony Acquisition Corporation, on September 12, 2019).
(d)(13)	Registration Rights Agreement, dated as of September 6, 2019, by and among TKK Symphony Acquisition Corporation, TKK Symphony Sponsor 1, in the capacity as the Purchaser Representative, and shareholders of Glory Star New Media Group Limited named as Investors therein (incorporated by reference to Exhibit 10.2 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on September 12, 2019).
(d)(14)	Form of Lock-Up Agreement, by and among TKK Symphony Acquisition Corporation, TKK Symphony Sponsor 1, in the capacity as the Purchaser Representative, and shareholders of Glory Star New Media Group Limited (incorporated by reference to Exhibit 10.3 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on September 12, 2019).
(d)(15)	Unsecured Promissory Note, dated as of September 6, 2019, issued by TKK Symphony Acquisition Corporation to TKK Symphony Sponsor 1 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by TKK Symphony Acquisition Corporation, on September 12, 2019).
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

**	Filed herewith.